

WEDBUSH

Compliance Report

Wedbush Securities Inc. (the Company) is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. §240.17a-5, "Reports to be made by certain brokers and dealers"). As required by 17 C.F.R. § 240.17a-5(d)(1) and (3), the Company states as follows:

(1) As described below, the Company has not established and maintained Internal Control Over Compliance, as that term is defined in paragraph (d)(3)(ii) of Rule 17a-5;
(2) As described below, the Company's Internal Control Over Compliance was not effective, as defined in paragraph (d)(3)(iii) of Rule 17a-5, during the most recent fiscal year ended June 30, 2016;
(3) The Company's Internal Control Over Compliance was effective as of the end of the most recent fiscal year ended June 30, 2016;
(4) The Company was in compliance with 17 C.F.R. § 240.15c3-1 and 17 C.F.R. §240.15c3-3(e) as of the end of the most recent fiscal year ended June 30, 2016; and
(5) The information the Company used to state that the Company was in compliance with 17 C.F.R. §240.15c3-1 and 17 C.F.R. §240.15c3-3(e) was derived from the books and records of the Company.

As required by 17 C.F.R. §240.17a-5, the Company hereby describes an identified material weakness in the effectiveness of the Internal Controls Over Compliance related to 17 C.F.R. §240.15c3-3(e), that resulted in multiple customer reserve deposit deficiencies from July 1, 2015, to May 9, 2016. The deficiencies resulted from the Company depositing non-qualified assets in the customer reserve account. The Company learned in April 2016 that pursuant to SEA Rule 15c3-3(a)(6)/012 only Certificates of Deposit, which are subject to withdrawal at any time pursuant to the requirements of Regulation Q (which was repealed on July 21, 2011), are qualified assets for the customer reserve account. The Company believed that marketable Certificates of Deposit, which are in the possession or control of the Company and do not need to be subject to withdrawal to be liquidated, were qualified for deposit in the customer reserve account. On May 10, 2016, the Company replaced the Certificates of Deposit with qualified assets in the customer reserve account and implemented additional control procedures to prevent the deposit of non-qualified assets in the customer reserve account for all subsequent customer reserve computations during the fiscal year.

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Wedbush Securities Inc.

I, Edward W. Wedbush, swear (or affirm) that, to my best knowledge and belief, this Compliance Report is true and correct.

E W Wedbush

Edward W. Wedbush
President and Founder

September 8, 2016